Exhibit (a)(1)(A)

ISSUER REPURCHASE NOTICE

AMERICAN TOWER CORPORATION

OFFER TO REPURCHASE FOR CASH

ANY AND ALL OF ITS OUTSTANDING

5.0% CONVERTIBLE NOTES DUE 2010

CUSIP Numbers: 029912 AE 2 and 029912 AF 9

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 20, 2007, AND

WILL NOT BE EXTENDED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of February 15, 2000, by and between American Tower Corporation, a Delaware corporation (the “Company” or “American Tower”) and The Bank of New York Trust Company, N.A., a national banking association, as Trustee (the “Paying Agent”), relating to the Company’s 5.0% Convertible Notes due 2010 (the “Securities”), that at the option of the holder thereof (the “Holder”), the Securities will be repurchased by the Company for $1,000 per $1,000 principal amount of the Securities (the “Repurchase Price”), plus accrued and unpaid interest, if any, up to but excluding February 20, 2007, subject to the terms and conditions of the Indenture, the Securities and this Issuer Repurchase Notice and related offer materials, as amended and supplemented from time to time (the “Offer”). This Issuer Repurchase Notice is being sent pursuant to Section 14.5 of the Indenture and the provisions of the Securities. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

To exercise your option to have the Company repurchase the Securities and receive payment of $1,000 per $1,000 principal amount of the Securities, plus accrued and unpaid interest, if any, you must validly surrender the Securities and the enclosed Repurchase Notice to the Paying Agent (and not have withdrawn such surrendered Securities and Repurchase Notice), prior to 5:00 p.m., New York City time, on Tuesday, February 20, 2007, unless the Offer is required to be extended by applicable law.

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

The address for the Paying Agent is:

The Bank of New York Trust Company, N.A.

c/o The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street—7 East

New York, New York 10286

Attention: Evangeline R. Gonzales

Tel: (212) 815-3738

Fax: (212) 298-1915

Copies of this Issuer Repurchase Notice may be obtained from the Paying Agent at its addresses set forth above.

The date of this Issuer Repurchase Notice is January 22, 2007.

No person has been authorized to give any information or to make any representations other than those contained in this Issuer Repurchase Notice and accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Issuer Repurchase Notice and accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Issuer Repurchase Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. Neither the Company, its Board of Directors nor its employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for repurchase and, if so, the amount of Securities to surrender.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Issuer Repurchase Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to purchase my Securities?

American Tower Corporation, a Delaware corporation (the “Company” or “American Tower”), is offering to repurchase your validly surrendered 5.0% Convertible Notes due 2010 (the “Securities”). (See Page 4)

What securities are you seeking to repurchase?

We are offering to repurchase all of the Securities surrendered, at the option of the holder thereof (the “Holder”). As of January 16, 2007, there was approximately $252.2 million aggregate principal amount of Securities outstanding. The Securities were issued under an indenture, dated as of February 15, 2000 (the “Indenture”), between the Company and The Bank of New York Trust Company, N.A., as Trustee (the “Paying Agent”). (See Page 4)

How much are you offering to pay and what is the form of payment?

Pursuant to the terms of the Indenture, we will pay in cash a repurchase price of $1,000 per $1,000 principal amount of the Securities (the “Repurchase Price”), plus accrued and unpaid interest, if any, up to but excluding February, 20, 2007, with respect to any and all Securities validly surrendered for repurchase and not withdrawn. (See Page 4)

How can I determine the market value of the Securities?

There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Offer. Shares of our Class A common stock, into which the Securities are convertible, are listed on the NYSE under the symbol “AMT.” On January 16, 2007, the last reported sales price of our Class A common stock on the NYSE was $39.75 per share. (See Page 5)

Why are you making the offer?

We are required to make the offer pursuant to the terms of the Securities and the Indenture. (See Page 4)

What does the Company’s Board of Directors think of the Offer?

Although the Company’s Board of Directors has approved the terms of the Offer included in the Indenture, it has not made any recommendation as to whether you should surrender your Securities for repurchase in the offer. You must make your own decision whether to surrender your Securities for repurchase in the offer and, if so, the amount of Securities to surrender. (See Page 4)

When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on February 20, 2007. The period that Holders have to accept the Offer will not be extended unless required by applicable law. (See Page 4)

What are the conditions to the Company’s repurchase of the Securities?

The Company’s repurchase of validly surrendered Securities is not subject to any conditions other than such repurchase being lawful. (See Page 4)

How do I surrender my Securities?

To surrender your Securities for repurchase pursuant to the Offer, you must deliver the required documents to the Paying Agent no later than 5:00 p.m., New York City time, on February 20, 2007 or, if the Offer is required to be extended by applicable law, the time and date the extended offer expires (the “Repurchase Date”).

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

•	A Holder whose Securities are held in certificated form must properly complete and execute the Repurchase Notice and deliver such notice to the Paying Agent, together with any other required documents and the certificates representing the Securities to be surrendered for repurchase, on or before 5:00 p.m., New York City time, on the Repurchase Date.

•	A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities on the Holder’s behalf.

•	A Holder who is a DTC participant may elect to surrender their Securities by delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities on or before 5:00 p.m., New York City time, on the Repurchase Date.

•	Holders who are DTC participants should surrender their Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Repurchase Date.

Holders who desire to surrender Securities for repurchase and whose certificates representing such Securities are not immediately available or who cannot deliver their certificates, Repurchase Notice and other required documents to the Paying Agent or complete the procedures for book-entry transfer prior to 5:00 p.m., New York City time, on the Repurchase Date, may nevertheless surrender their Securities for repurchase pursuant to the guaranteed delivery procedures described in this Issuer Repurchase Notice. (See Pages 6-8)

If I surrender, when will I receive payment for my Securities?

We will accept for payment all validly surrendered Securities promptly upon expiration of the Offer. Prior to 11:00 a.m., New York City time, on February 20, 2007, we will forward to the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Securities, and the Paying Agent will pay cash to the Holders promptly following the later of the Repurchase Date and, if applicable, receipt of the Securities by the Paying Agent in accordance with the guaranteed delivery procedures. (See Page 4)

Can I withdraw previously surrendered Securities?

Yes. To withdraw previously surrendered Securities, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on February 20, 2007 or, if the Offer is required to be extended by applicable law, the time and date the extended offer expires.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (See Page 8)

Do I need to do anything if I do not wish to surrender my Securities for repurchase?

No. (See Page 6)

If I choose to surrender my Securities for repurchase, do I have to surrender all of my Securities?

No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for repurchase. If you wish to surrender a portion of your Securities for repurchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (See Page 6)

If I do not surrender my Securities for repurchase, will I continue to be able to exercise my conversion rights?

Yes. (See Page 5)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for repurchase in the Offer?

The receipt of cash in exchange for Securities pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Page 10)

Who is the Paying Agent?

The Bank of New York Trust Company, N.A., the trustee for the Securities, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Issuer Repurchase Notice.

Who can I contact if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Securities for repurchase in this Offer may be directed to Evangeline R. Gonzales at The Bank of New York at (212) 815-3738.

IMPORTANT INFORMATION CONCERNING THE OFFER

1. Information Concerning the Company. American Tower Corporation, a Delaware corporation (the “Company” or “American Tower”), is offering to repurchase its 5.0% Convertible Notes due 2010 (the “Securities”).

American Tower is an independent owner, operator and developer of wireless and broadcast communications sites in the United States, Mexico and Brazil. Our primary business is the leasing of antenna space on multi-tenant communications towers to wireless service providers and radio and television broadcast companies. We also operate distributed antenna systems within buildings and provide limited network development services that support our rental and management operations and the addition of new tenants and equipment on our sites.

American Tower Corporation is a holding company which conducts its operations in the United States, Mexico and Brazil through operating subsidiaries. Our principal United States operating subsidiaries are American Towers, Inc. and SpectraSite Communications, Inc. Our principal international operating subsidiary is American Tower International, Inc., which conducts operations in Mexico through its subsidiary ATC Mexico Holding Corp. and in Brazil through its subsidiary ATC South America Holding Corp.

Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and our telephone number is (617) 375-7500. Our website address is www.americantower.com. We have not incorporated by reference into this Issuer Repurchase Notice the information included on or linked from our website, and you should not consider it to be a part of this Issuer Repurchase Notice.

2. Information Concerning the Securities. In February 2000, we issued the Securities at an aggregate issue price of $450.0 million. Cash interest accrues on the Securities at the rate of 5.0% per annum and is payable semi-annually on February 15 and August 15 of each year to the person in whose name a Security is registered at the close of business on the preceding February 15 or August 15, as the case may be. The Securities mature on February 15, 2010. As of January 16, 2007, there was approximately $252.2 million in aggregate principal amount of Securities outstanding.

2.1 The Company’s Obligation to Repurchase the Securities. Pursuant to the terms of the Securities and the Indenture, unless earlier redeemed, we are obligated to repurchase all Securities validly surrendered for repurchase and not withdrawn at the Holder’s option on the Repurchase Date (as defined below) at the repurchase price of $1,000 per $1,000 principal amount of the Securities, plus accrued and unpaid interest, if any, up to but excluding February 20, 2007. The purpose of the Offer is to satisfy our obligation under the Securities and the Indenture.

The Offer will expire at 5:00 p.m., New York City time, on February 20, 2007 or, if the Offer is required to be extended by applicable law, the time and date the extended offer expires (the “Repurchase Date”). The repurchase by the Company of validly surrendered Securities is not subject to any conditions other than such repurchase being lawful.

2.2 Repurchase Price. Pursuant to the Indenture, the repurchase price to be paid by the Company for the Securities on the Repurchase Date is $1,000 per $1,000 principal amount of the Securities (the “Repurchase Price”), plus accrued and unpaid interest, if any, up to but excluding February 20, 2007. The Repurchase Price will be paid in cash with respect to any and all Securities validly surrendered for repurchase and not withdrawn prior to the Repurchase Date. Securities surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. The Paying Agent will pay the Repurchase Price to Holders promptly following the later of the Repurchase Date and, if applicable, the time of delivery of Securities to the Paying Agent in accordance with the guaranteed delivery procedures described in this Issuer Repurchase Notice.

With respect to Securities that are validly surrendered for repurchase, the 5.0% per annum cash interest will accrue up to but excluding February 20, 2007, unless the Company defaults in making payments on Securities validly surrendered for repurchase and not withdrawn.

The Repurchase Price is based solely on the requirements of the Indenture and the Securities and does not necessarily bear any relationship to the market price of the Securities or shares of our Class A common stock. Thus, the Repurchase Price may be significantly higher or lower than the current market price of the Securities. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and our Class A common stock before making a decision whether to surrender their Securities for repurchase.

Neither the Company, its Board of Directors, nor its employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for repurchase pursuant to this Issuer Repurchase Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for repurchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value of the Securities and the Common Stock and other relevant factors.

2.3 Conversion Rights of the Securities. The Securities are convertible into shares of our Class A common stock, $.01 par value per share, in accordance with and subject to the terms of the Indenture and the Securities. The conversion rate of the Securities is 19.4175 shares of Class A common stock per $1,000 principal amount of the Securities. The Paying Agent is currently acting as Conversion Agent for the Securities.

Holders that do not surrender their Securities for repurchase pursuant to the Offer will maintain the right to convert their Securities into Class A common stock pursuant to the Indenture. Any Securities as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn prior to 5:00 p.m., New York City time, on the Repurchase Date, as described in Section 4 of this Issuer Repurchase Notice.

2.4 Market for the Securities and American Tower Class A Common Stock. There is no established reporting system or trading market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities.

Our Class A common stock into which the Securities are convertible is listed on the NYSE under the symbol “AMT.” The following table shows, for the periods indicated, the high and low intraday sales price per share of our Class A common stock as reported by the NYSE. We have not paid, and we currently have no plans to pay, cash dividends on our Class A common stock. The terms of our outstanding indebtedness impose significant limitations on our ability to pay dividends to our stockholders.

	High	Low
Fiscal Year Ending December 31, 2007
1st Quarter (through January 16, 2007)	$40.00	$36.63
Fiscal Year Ended December 31, 2006
4th Quarter	$38.74	$35.21
3rd Quarter	$36.92	$29.98
2nd Quarter	$35.75	$27.35
1st Quarter	$32.68	$26.66
Fiscal Year Ended December 31, 2005
4th Quarter	$28.33	$22.73
3rd Quarter	$25.20	$20.70
2nd Quarter	$21.16	$16.28
1st Quarter	$19.28	$17.30
Fiscal Year Ended December 31, 2004
4th Quarter	$18.75	$15.19
3rd Quarter	$15.85	$13.10
2nd Quarter	$16.00	$11.13
1st Quarter	$13.12	$9.89

On January 16, 2007, the closing sale price of our Class A common stock, as reported by the NYSE was $39.75 per share.

We urge you to obtain current market information for the Securities, to the extent available, and our Class A common stock before making any decision to surrender your Securities pursuant to the Offer.

2.5 Optional Redemption. Beginning on February 20, 2003, the Securities are redeemable for cash at any time at our option, in whole or in part, at a Redemption Price (as defined in the Indenture), together with interest accrued to and including the date fixed for redemption (as provided for in the Securities).

2.6 Holder’s Right to Require Redemption Upon Change in Control. The Holder may require us to redeem all or any part of his or her Securities if there is a Change in Control (as defined in the Indenture) at a redemption price equal to the Change in Control Repurchase Price (as defined in the Indenture).

2.7 Ranking. The Securities rank equally with our senior unsecured indebtedness. As of December 31, 2006, our senior unsecured indebtedness included $225.0 million principal amount of our 7.50% Senior Notes due 2012, $501.6 million, net ($500.0 million principal amount) of our 7.125% Senior Notes due October 15, 2012, $107.9 million principal amount of our 3.25% Convertible Notes due August 1, 2010 and $344.5 million, net ($345.0 million principal amount) of our 3.00% Convertible Notes due August 15, 2012. Our subsidiaries do not guarantee the Securities. The Securities effectively rank junior to all indebtedness of our subsidiaries, including the borrowings of our principal operating subsidiaries under the credit facilities, which is guaranteed by us and substantially all of our subsidiaries. Additionally, the credit facilities are secured by our assets and the assets of substantially all of our subsidiaries. As of December 31, 2006, the following amounts of subsidiary debt were outstanding: $1.725 billion under the credit facilities, $325.1 million principal amount of 7.25% Senior Subordinated Notes due 2011, $62.2 million of other long-term subsidiary debt and $527.6 million of unused commitments remained under the credit facilities.

3. Procedures to Be Followed by Holders Electing to Surrender Securities for Repurchase. Holders will not be entitled to receive the Repurchase Price for their Securities unless they validly surrender and do not withdraw the Securities on or before 5:00 p.m., New York City time, on the Repurchase Date. Only registered Holders are authorized to surrender their Securities for repurchase. Holders may surrender some or all of their Securities; however, any Securities surrendered must be in $1,000 principal amount or an integral multiple thereof.

If Holders do not validly surrender their Securities on or before the Repurchase Date, their Securities will remain outstanding subject to the existing terms of the Securities and the Indenture.

3.1 Method of Delivery. The method of delivery of Securities, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Securities and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Repurchase Date to permit timely delivery to the Paying Agent.

3.2 Repurchase Notice. Pursuant to the Indenture, the Repurchase Notice must contain:

•	the certificate number of the Securities being delivered for repurchase;

•	the portion of the principal amount of the Securities which will be delivered to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	a statement that such Securities shall be purchased as of the Repurchase Date pursuant to the terms and conditions specified in the Indenture and the Securities.

Enclosed with this Issuer Repurchase Notice is the form of Repurchase Notice that you are required to use.

3.3 Delivery of Securities.

Securities in Certificated Form. To receive the Repurchase Price, Holders of Securities in certificated form must deliver to the Paying Agent the Securities to be surrendered for repurchase and the accompanying Repurchase Notice, or a copy thereof, on or before 5:00 p.m., New York City time, on the Repurchase Date.

Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Securities and instruct such nominee to surrender the Securities for repurchase on the Holder’s behalf.

Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Repurchase Date; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Repurchase Date. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.

Securities and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or to us does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC.

3.4 Notice of Guaranteed Delivery. If you desire to surrender Securities for repurchase pursuant to the Offer but:

•	certificates representing such Securities are not immediately available,

•	time will not permit your Repurchase Notice, certificates representing such Securities and all other required documents to reach the Paying Agent prior to 5:00 p.m., New York City time, on the Repurchase Date, or

•	the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed prior to 5:00 p.m., New York City time, on the Repurchase Date,

you may nevertheless surrender such Securities with the effect that such surrender will be deemed to have been received prior to 5:00 p.m., New York City time, on the Repurchase Date, if all the following conditions are satisfied:

•	such surrender is made by or through an eligible guarantor institution (each, an “Eligible Institution”), as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•

prior to 5:00 p.m., New York City time, on the Repurchase Date, the Paying Agent has received from such Eligible Institution, at the address of the Paying Agent set forth on the front cover page of this Issuer Repurchase Notice, a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) substantially in the form enclosed herewith, setting forth the name(s) and address(es) of the holder(s) and the principal amount of Securities being surrendered for repurchase, and stating that the surrender is being made thereby and guaranteeing that, within three

NYSE trading days after the date of execution of the Notice of Guaranteed Delivery, a properly completed and executed Repurchase Notice (or a manually signed facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message) and certificates evidencing the Securities (or confirmation of book-entry transfer of such Securities into the Paying Agent’s account with DTC), and any other documents required by the Repurchase Notice, will be deposited by such Eligible Institution with the Paying Agent; and

•	such Repurchase Notice (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message), together with certificates for all physically delivered Securities in proper form for transfer (or confirmation of book-entry transfer of such Securities into the Paying Agent’s account with DTC) and all other required documents are received by the Paying Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The term “agent’s message” means a message, transmitted to DTC and received by the Paying Agent and forming a part of a book-entry transfer, that states that DTC has received an express acknowledgement that the beneficial owner of the Securities agrees to be bound by the Repurchase Notice and that we may enforce the Repurchase Notice against such person.

Under no circumstances will Securities accrue interest by reason of any delay in making payment to any person using the guaranteed delivery procedures. The repurchase price for Securities surrendered pursuant to the guaranteed delivery procedures will be the same as that for Securities delivered to the Paying Agent on or before 5:00 p.m, New York City Time, on February 20, 2007.

4. Right of Withdrawal. Securities surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Repurchase Date. In order to withdraw Securities, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•	the certificate number(s) and principal amount of the Securities with respect to which such notice of withdrawal is being submitted;

•	the principal amount, if any, of such Securities which remain subject to the original Repurchase Notice and which have been or will be delivered for repurchase by us; and

•	the Holder’s signature, in the same manner as the original signature on the Repurchase Notice by which such Securities were surrendered for repurchase.

The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Rule 17Ad-15 of the Exchange Act) unless such Securities have been surrendered for repurchase for the account of an Eligible Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Offer. Securities withdrawn from the Offer may be resurrendered by following the surrender procedures described in Section 3 above.

Enclosed with this Issuer Repurchase Notice is a Notice of Withdrawal that may be used for withdrawing Securities.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5. Payment for Surrendered Securities. Prior to 11:00 a.m., New York City time, on February 20, 2007, we will forward to the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to each Holder that has validly delivered its Securities and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Repurchase Date.

The total amount of funds required by us to repurchase all of the Securities is approximately $252.4 million (assuming all of the Securities are validly surrendered for repurchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, we intend to use cash on hand and/or amounts drawn from one or both of the existing credit facilities of our principal operating subsidiaries to repurchase the Securities. See Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Cash in our annual report on Form 10-K/A for our fiscal year ended December 31, 2005 for a description of the existing credit facilities. We do not have any alternative financing plans.

6. Securities Acquired. Any Securities repurchased by us pursuant to the Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission or as previously publicly announced, we currently have no agreements, nor have we authorized any actions, which would be material to a Holder’s decision to surrender Securities for repurchase in the Offer, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our significant subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•	any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of Directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities. To our knowledge:

•	Neither we, nor our executive officers, Directors, subsidiaries or other affiliates have any beneficial interest in the Securities;

•	none of the officers or Directors of our subsidiaries of the Company have any beneficial interest in the Securities;

•	we will not repurchase any Securities from such persons; and

•	during the 60 days preceding the date of this Issuer Repurchase Notice, none of such officers, Directors or affiliates has engaged in any transactions in the Securities.

A list of our Directors and executive officers is attached to this Issuer Repurchase Notice as Schedule A.

Except as described above, neither we nor, to our knowledge, any of our affiliates, Directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Securities as described in this Issuer Repurchase Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10. Purchases of Securities by the Company and Its Affiliates. During the 60 days preceding the commencement of the Offer, the Company has made no repurchases of the Securities.

Effective on the commencement date of the Offer, we and our affiliates, including their executive officers and Directors, are prohibited under applicable United States federal securities laws from purchasing Securities (or the right to purchase Securities) other than through the Offer until at least the tenth business day after the Repurchase Date. Following such time, if any Securities remain outstanding, we and our respective affiliates may purchase Securities in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price. Any decision to purchase Securities after the Offer, if any, will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Offer, the market price of our Class A common stock, our business and financial position, and general economic and market conditions.

11. Material United States Income Tax Considerations.

U.S. Federal Income Tax Considerations. The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of Securities for repurchase pursuant to the Offer. This discussion does not purport to be a complete analysis of all potential tax effects of the Offer. This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. This summary applies only to Holders who hold Securities as “capital assets” within the meaning of Section 1221 of the Code, that is, generally, for investment. This summary does not discuss all aspects of United States federal income taxation that may be relevant to Holders in light of their special circumstances or to Holders subject to special tax rules. Special rules apply, for example, to financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold Securities through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding Securities as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

As used in this summary, a “U.S. Holder” is a beneficial owner of Securities that is (1) an individual who is a citizen or resident of the United States, (2) a domestic corporation, (3) an estate the income of which is subject to United States federal income tax without regard to its source or (4) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if a valid election is in place to treat the trust as a United States person. As used in this summary, the term “non-U.S. Holder” means a beneficial owner of Securities that is not a U.S. Holder.

Sale of Securities Pursuant to the Offer. A U.S. Holder who receives cash in exchange for Securities pursuant to the Offer will recognize taxable gain or loss equal to the difference between (i) the amount of cash received, other than amounts attributable to accrued interest that the Holder has not previously included in income, which will be taxed as ordinary interest income, and (ii) the Holder’s adjusted tax basis in the Securities surrendered. Generally, a U.S. Holder’s adjusted tax basis in the Securities will equal the Holder’s cost of the Securities increased by any market discount previously included in income by the Holder with respect to the Securities and reduced by any amortizable bond premium which the Holder has previously amortized. Subject to the market discount rules described below, a U.S. Holder’s gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Securities were held for more than a year.

An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased Securities at a “market discount.” In general, unless a U.S. Holder acquired a Note upon the Securities’ original issuance at the original “issue price” for the Notes, market discount is the excess, if any, of the principal amount of a Security over the U.S. Holder’s tax basis therein at the time of the acquisition (unless the amount of such excess is less than a specified de minimis amount, in which case market discount is considered zero). In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain realized by a U.S. Holder on the sale of Securities having market discount in excess of the de minimis amount will be treated as ordinary income to the extent of the lesser of (i) the gain recognized or (ii) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant yield basis) while such Securities were held by the U.S. Holder.

A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the receipt of cash in exchange for Securities pursuant to the Offer unless:

•	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the Holder;

•	the non-U.S. Holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the note or shares and other conditions are satisfied; or

•	section 897 of the Code applies to the non-U.S. Holder (as described below).

If a non-U.S. Holder is engaged in a trade or business in the United States and the Holder’s investment in the Securities is effectively connected with such trade or business, the Holder will be subject to regular United States federal income tax on a net income basis on any gain recognized upon a sale of the Securities pursuant to the Offer in the same manner as if the Holder were a U.S. Holder. In addition, if the non-U.S. Holder is a foreign corporation, the Holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the Holder’s earnings and profits for the taxable year that are effectively connected with the Holder’s conduct of a trade or business in the United States. If a non-U.S. Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the Holder in the United States.

We believe that we are currently a United States real property holding corporation and that we are likely to remain one. As a result, section 897 may require any gain realized by a non-U.S. Holder upon the purchase of the Securities pursuant to the Offer to be treated as effectively connected with the conduct of a trade or business in the United States and taxable in the manner described above. In addition, if we are a United States real property holding corporation, section 1445 of the Code may impose a United States withholding tax, at a rate of 10%, on the amount realized upon the sale of the Securities. As long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, however, we believe that a non-U.S. Holder will not be subject to United States federal income tax under section 897 on any gain realized upon a sale of the Securities pursuant to the Offer or to withholding under section 1445 on the amount realized on the sale of the Securities, so long as, on the date of acquisition by the Holder of any of the Securities the aggregate fair market value of all such Securities owned by the non-U.S. Holder does not exceed 5% of the aggregate value of our outstanding Class A common stock. Special rules may apply for determining on what date the fair market value of the Securities should be determined for these purposes. The value of the Securities may be aggregated, for these purposes, with other interests owned directly or indirectly by the non-U.S. Holder. We urge you to consult with your tax advisor to determine whether you meet these conditions, or whether you otherwise qualify for exemption from section 897 and section 1445.

Backup Withholding. A U.S. Holder may be subject to backup withholding on the gross payment unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS. Information reporting, and possibly backup withholding, may apply if the Securities are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Securities pursuant to the Offer.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. We recommend that Holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Securities for repurchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their Securities for repurchase.

12. Fees and Expenses. We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Securities pursuant to the Offer.

13. Additional Information.

This Offer is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to surrender Securities pursuant to the Offer:

1.	Our annual report on Form 10-K/A for our fiscal year ended December 31, 2005, filed with the SEC on November 29, 2006;

2.	Our definitive proxy statement on Schedule 14A for our 2006 annual meeting of shareholders, filed with the SEC on March 29, 2006;

3.	Our quarterly report on Form 10-Q/A for our fiscal quarter ended March 31, 2006, filed with the SEC on November 29, 2006;

4.	Our quarterly report on Form 10-Q for our fiscal quarter ended June 30, 2006, filed with the SEC on November 29, 2006;

5.	Our quarterly report on Form 10-Q for our fiscal quarter ended September 30, 2006, filed with the SEC on November 29, 2006;

6.	Our current reports on Form 8-K dated February 13, 2006; February 24, 2006; March 2, 2006; April 26, 2006; May 19, 2006; May 23, 2006; May 30, 2006; July 6, 2006; July 28, 2006; August 7, 2006; August 14, 2006; September 6, 2006; September 19, 2006; October 23, 2006; November 8, 2006; November 14, 2006; December 20, 2006; and January 22, 2007. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein;

7.	All documents filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Issuer Repurchase Notice and prior to 5:00 p.m., New York City time, on the Repurchase Date; and

8.	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on June 4, 1998 and any further amendment or report filed hereafter for the purpose of updating such description.

The SEC file number for these filings is 001-14195. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Offer is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at American Tower Corporation, 116 Huntington Avenue, Boston, MA 02116, Attention: Investor Relations, or telephoning (617) 375-7500.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer, you should rely on the statements made in the most recent document.

The information about us contained in this should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to surrender Securities pursuant to this Offer.

14. No Solicitations. We have not employed any persons to make solicitations or recommendations in connection with the Offer.

15. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

16. Conflicts. In the event of any conflict between this Issuer Repurchase Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

Neither we, our Board of Directors, nor our employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for repurchase pursuant to this Issuer Repurchase Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for repurchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.

AMERICAN TOWER CORPORATION

SCHEDULE A

INFORMATION ABOUT THE DIRECTORS AND

EXECUTIVE OFFICERS OF AMERICAN TOWER

The table below sets forth information about our Directors and executive officers as of January 16, 2007. To the best of our knowledge, none of our executive officers or Directors have beneficial ownership in the Securities.

Name	Position

James D. Taiclet, Jr.	Chairman of the Board, President and Chief Executive Officer

Bradley E. Singer	Chief Financial Officer and Treasurer

Steven J. Moskowitz	Executive Vice President and President, U.S. Tower Division

J. Michael Gearon, Jr.	Vice Chairman of American Tower Corporation and President of American Tower International

William H. Hess	Executive Vice President, General Counsel and Secretary

Jean A. Bua	Senior Vice President Finance and Controller

Raymond P. Dolan	Director

Carolyn F. Katz	Director

Gustavo Lara Cantu	Director

Fred R. Lummis	Director

Pamela D.A. Reeve	Director

David E. Sharbutt	Director

Samme L. Thompson	Director

The business address and telephone number of each Director and executive officer is care of American Tower Corporation, 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500.